

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2010

Marc N. Casper
President and Chief Executive Officer
Thermo Fisher Scientific, Inc.
81 Wyman Street
P.O. Box 9046
Waltham, MA 02454

> **Re:** **Thermo Fisher Scientific**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-8002**

Dear Mr. Casper:

We have completed our review of your Form 10-K for the fiscal year ended December 31, 2009 and related filings and do not, at this time, have any further comments.

Sincerely,

Martin James
Acting Assistant Director

cc: Seth H. Hoogasian, Esq. – Senior Vice President and General Counsel